EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

July 9, 2014.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwired on July 9, 2014.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

July 18, 2014.

Schedule "A"

PRESS RELEASE

Banro Provides Q2 2014 Production Update for its Twangiza Gold Mine, DRC,
and Detailed Namoya Operations Overview

Toronto, Canada – July 9, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") provides Q2 2014 gold production and an operations update for its Twangiza and Namoya gold mines in the Democratic Republic of the Congo (the “DRC”).

Twangiza Mine
 Twangiza produced 21,431 ounces of gold in Q2 2014, an increase of 10.8% over the same quarter of 2013, despite rainfall affecting Twangiza in April. The dryer weather in May and June allowed for higher throughput resulting in an average quarterly production in line with the average quarterly production in 2013. The completion of the plant expansion program at Twangiza brings the throughput capacity to near the 1.7 million tonnes per annum range, however, quarterly target production may be closer to the annualized rate of 1.5 mtpa, with full capacity being reached under the most optimal conditions.

The Company has put several measures in place including the installation of a roof over the mill feed stockpile and ore handling area, which is scheduled to be completed prior to the start of the next wet period. This is designed to secure an acceptable amount of dry material to maintain steady plant throughput.

“With the advent of the dryer weather late in April, throughputs at Twangiza increased significantly resulting in higher monthly production in May and June compensating for the lower throughputs in April,” commented CEO Dr. John Clarke. “We anticipate more consistent throughput and production rates now that we are seeing the full benefits of the plant expansion program completed in Q2 of this year.”

The Company’s 2014 second quarter production results for the Twangiza Mine in comparison to the second quarter of 2013 are as follows:
	Units	Year to Date 2014	Q2 2014	Q2 2013
Total ore mined	Tonnes	781,600	485,276	405,283
Total ore milled	Tonnes	593,345	340,654	235,730
Head grade	g/t Au	2.57	2.44	2.91
Recovery	%	84.59	84.3	83.39
Strip ratio	t:t	0.98	0.80	1.64
Gold production	Ounces	41,568	21,431	19,347
Average gold price received	US$/ounce	1,267	1,292	1,342

Namoya Project
Commissioning commenced in May 2014 and continued through June 2014. As part of the pre-commercial gold production Namoya produced a total of 1,458 ounces of gold in the second quarter (65,858 tonnes of material processed at an average grade of 2.31 g/t Au, to both Heap Leach and CIL (Carbon-in-Leach) combined). Throughput was significantly less than planned due to two factors:

(1)	The lack of availability of the mobile crushing and screening equipment for the heap leach,
(2)
CIL throughput capacity restrictions of the designed and constructed plant – a number of critical components were installed in the new plant which have been found to be at a lower capacity than required for effective functioning

Ore to the heap leach continued to be semi-agglomerated, supplied from Gravity/CIL oversize material (larger than 150 microns), supplemented by mobile crushing and screening.

Within the past few days, management has determined that the Namoya plant is unable to run at design capacity due to the characteristics of the Namoya ore.  Since the start of commissioning, the operation of the CIL circuit has been hampered by the excess quantity of fine material (smaller than 150 microns) in the material fed to the plant. The amount of fine material in the scrubbed ore exceeds the plant design; therefore the plant cannot efficiently process the higher quantity. As well, hot commissioning of the plant has indicated that some of the equipment in the wet portion of the circuit requires upgrading to raise the throughput to design capacity. Both of these are legacy issues carried over from decisions taken by an earlier management team.

The process plant was designed by MDM Engineering as a hybrid gravity/CIL and heap leach operation, where coarser material would be delivered to the heap and a significantly smaller quantity of finer material would undergo the gravity and CIL processes following scrubbing. During hot commissioning, the percentage of fine material was found to be much higher than the plant was designed to process, calling for a reassessment of the best method to utilize the plant, given the nature of the ore. Over the next few years, it is expected that the plant must handle a higher fines content than originally tested. Fines are expected to decrease later in the mine life.

To fully identify and understand the specific details of the plant with respect to the fines content of the ore, a gap analysis of each plant component has been undertaken. Short, medium and longer term strategies are being formulated to rectify the issues and optimize future operations at Namoya.

Short term strategy – continue to run the plant
The preferred short term strategy is to downsize the main Namoya operations to coincide with the maximum wet processing capacity of the gravity circuit which will mean processing less material than originally planned while modifications are made to the wet plant and allow time for a traditional agglomeration facility to be procured and installed, as part of the medium term strategy (to follow). Until an agglomeration plant is installed, mixing of the ore with cement will be conducted on the heap leach conveyors, as was the case with the earliest ore stacked onto the heap. This will not provide a fully agglomerated material but will allow operations to continue while upgrades are completed. Two ore streams will be mixed i.e. the +150 micron fraction from the washed and crushed ore of the installed MDM wet processing facility (ore stream 1) being mixed with additional unwashed crushed ore from a portable crusher (ore stream 2).

To achieve higher quality medium to long term heap leach operations it is proposed to install an agglomeration facility and make several other modifications to the existing plant. The cost to achieve the shorter term strategy is estimated to be roughly US$2 million (inclusive of all associated costs, labour and taxes) and the upgrade is expected to be completed in Q3 2014.

It is anticipated that Namoya average monthly production for Q3 2014 will be up to 3,000 oz per month and Q4 2014 up to 6,000 ounces per month.

Medium term strategy – increase plant throughput capacity
The issues described above were originally seen as "normal" commissioning issues and efforts were made to deal with these over recent weeks in the normal course and within the parameters of current design. However, over the course of the past few days, it became clear that design changes were necessary.An upgrade of the current Gravity/CIL plant became a consideration in order to increase the throughput capacity of the fines size (-150um) fraction of the plant feed.  This work will be carried out in parallel with the short term strategy outlined above. The cost for this portion of the strategy is estimated to be US$20 million to be spent over 10-12 months beginning in Q3 2014. After the short term additions and Gravity/CIL-related upgrade modifications are complete, Namoya will be capable of running at a throughput capacity of roughly 2.6mtpa.

For the first half of 2015, during completion of the medium term strategy, average monthly production of up to 5,000 ounces is anticipated.

Long term - optimization
Continue to improve and upgrade all plant components during Q3 and Q4 of 2015 to optimize production. Average monthly production for the second half of 2015 is anticipated at up to 8,000 ounces.

The Company is currently enhancing the operations team in the DRC and exploring financing options with major stakeholders to ensure that the short, medium and long term strategies may be carried out successfully.

Updated guidance for 2014
Namoya’s 2014 forecast has been updated to take into consideration the short term strategy above. It was also necessary to update Twangiza’s full year forecast slightly to reflect the very wet start to the year and the reduced production which resulted. With this update to production, full year 2014 guidance is as follows:

Twangiza – 90,000 to 100,000 ounces
Namoya – 25,000 to 30,000 ounces
TOTAL – 115,000 to 130,000 ounces

Qualified Person
Daniel K. Bansah, Head of Projects and Operations and a "qualified person" (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof) and costs, and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.